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                          August 13, 2020

       T. Riggs Eckelberry
       Chief Executive Officer
       OriginClear, Inc.
       13575 58th Street North
       Suite 200
       Clearwater, FL 33760

                                                        Re: OriginClear, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed July 30, 2020
                                                            File No. 024-11141

       Dear Mr. Eckelberry:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gregory A. Sichenzia,
Esq.